SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

September 11, 2002

TELIA AB
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS AN UNOFFICIAL TRANSLATION OF A TRANSCRIPT OF A PRESS CONFERENCE HELD BY TELIA AB ON SEPTEMBER 9, 2002.

Telia AB

Unofficial Translation of Press Conference
September 9, 2002

Anonymous Telia Employee: Who is new Head of the business area International Carrier. To begin with, we will make a presentation, and after that there will be an opportunity for everybody to ask questions. Then we will spend five minutes on electronic media, and after that, you can have private interviews with Anders and Eva. Anders will be handled by Marianne Laurell, who is over there, and Eva will be handled by Kåre Sjöholm, who is over there.

Anders, the floor is yours.

Anders: Thank you, Mikael, and once again: Welcome! As you know, we have had some problems with International Carrier, and we informed about the fact that we are giving the company a thorough overhaul as the six-months interim report was published. This is an unprejudiced evaluation of the best alternatives, what measures should be taken. Now that the evaluation is complete, we would like to inform about the strategy we have chosen and what steps will be taken.

To begin with, I would like to say that this is a business that has not done as well as we at Telia would have liked, and that it is very important to find a solution that we can believe in. We now believe that we have done so. It is a solution that means a strong focus on the business, that makes it profitable, and which we believe will mean a positive cash flow some time during 2003.

I would like to remind you that we are having an extremely difficult market situation, and that we have been very conservative about our assumptions about an improved market. The market has been characterized by very strong turbulence. Our customers have had difficulties, they are either under reconstruction or in some other difficult position. The market has become decidedly more hazardous.

The value of market assets has gone down, and growth, of course, has not been what we earlier expected. This is in part due to delays in the 3G roll-out, but also to enormous expectations on growth of broadband traffic. To be sure, it has grown, but not at the rate we expected. Altogether, this puts us in a completely different situation today from where we were one or two years ago. Naturally, we have had to revise our strategy. This, in turn, has lead to measures that demand a restructuring of the business, which costs money.

But, as you can see in the picture, we are hopeful. We believe that we have a business that will improve considerably. We believe that it will become profitable. As I said, we are counting on a positive cash flow sometime during next year, and we are not disposing of any of our network assets. Instead, we are keeping a low profile. If the market should start to grow further on, we are prepared to expand again, but we are being very careful about our assumptions today.

I would like to stop there, and call upon Eva Lindqvist, who today has been appointed new Head of Telia International Carrier Business Area, to tell us more about our strategy, and what we are doing about the business.

Eva, the floor is yours.

Eva Lindqvist: Thank you very much. Good morning, ladies and gentlemen. I am going to continue where Anders left off, that is to say, about the market situation. It has been characterized by great turbulence. There has been, and still is, a great over-capacity on the market. Without doubt, there has also been a major price war. If you connect that to the lower expectations that we are having on broadband growth today, about when it will start to increase, and the delays of the 3G roll-out, you can see that we are not the only ones having problems. Our competitors have either gone bankrupt or have become insolvent, and without doubt, the market has become decidedly more hazardous. We will get back to that later, when we discuss the write-down of our fixed assets.

Today, we cannot see when the market will stabilize. We are hoping and believing that the decision we have made today, by consolidating the business, will make it profitable, and that we consequently will have a better position on the market when it starts to grow. This brings us to our strategy. Our new strategy consists of reducing our selection of products. We are focusing on our wholesale trade, wholesale dealers in capacity and IP services for major customers on the profitable sections of our wholly owned network, mainly the European and the trans-Atlantic network, which ends in New York.

We will continue with our global IP transit offer, which means that we will keep the existing peering status that we have both in Europe and in the U.S., in order to be able to offer a good IP service to our customers. We will continue as wholesalers only in telephony. We will get back to what that means in our restructuring program.

The restructuring program is fairly extensive. The implementation of it will take all of 2003, in order to bring about a positive cash flow that year, exactly as Anders says. The main objective of the restructuring program is, as you can see in this picture, to focus on our overhead structure and our expenditure, and to reduce it considerably in order to achieve profitability further on.

In short, we will wind up our business in Asia. We will wind up our national retail business for telephony in the U.K. We will discontinue the sales of national capacity services in the U.S. On the other hand, we will continue to offer international capacity services to New York. We will discontinue our service, co-location, that is, joint location of technical equipment. We, together with our competitors in the business, had great hopes that this would become a successful product. As it turned out, this was not the case.

We will limit our so-called POPs, that is, point of presence, to where we can establish that we are profitable. This will not mean that the POPs themselves are dug up, or that the fibers disappear, to the contrary, this is what Anders was talking about before, that we will be ready if and when the market gathers momentum.

Another important factor in reducing costs is the centralization of mainly accounting, administration and customer service to Sweden. We will also to a large extent centralize the staff to Sweden, but some sales staff will of course remain on various local markets, depending on the local demand.

This means, as we are getting to the last point but one, that we will reduce the number of offices, we will reduce the number of technical facilities, and we will also make savings on the ensuing operating and maintenance costs and rent, which are connected with them. This also means a staff of a completely different size. The staff of 800 will be reduced by a little more than 50 per cent. This reduction will mainly take place abroad, where we have the majority of our staff today.

What does all this mean in financial terms? With our new strategy, and with our extensive restructuring program, which mainly will run during 2003, we estimate that we will reach positive cash flow during 2003, as we said before. The entire restructuring program requires that we make provisions amounting to 3.5 billion Swedish crowns, in our estimate. This will affect the earnings of 2000, mainly the third quarter.

During the entire year of 2001, we wrote down our assets by around 3 billion Swedish crowns, taking the market situation as it then was into consideration. During 2002, we have seen the market situation become increasingly hazardous, as we mentioned before. An example of that, which I have mentioned before, is the fact that several of our competitors have gone bankrupt or become insolvent.

Taking the increasingly hazardous market situation into consideration, and with our new strategy, we will write down Carrier’s fixed assets further, by 6 billion during the third quarter. This means that the fixed assets will amount to around 4.5 billion after the write-down, which we will make during the third quarter.

I would like to sum up this presentation in a short and concise manner: We will focus our business on wholesale, wholesale of IP, wholesale of capacity and wholesale of telephony. We will focus our sales efforts on the profitable parts of our wholly-owned network. During 2003, we will carry through an extensive restructuring program. All this will contribute to a positive cash flow for Carrier during 2003.

I would also like to remind you that we will make provisions amounting to 3.5 billion in order to reach this position. We will write down our fixed assets by another 6 billion in order to reflect today’s market evaluation.

I would like to say the following: What exactly is it that we are doing? In short, we are consolidating our business. We are waiting the market out, because we believe it will improve, but we do not know when. We believe in Carrier, but we believe in the profitable Carrier, which will emerge after these measures.

It will be tough. The program is really tough, but it is necessary, and it is possible to carry through. That is what we will be working on, and what I will be working on in the immediate future.

On that note, I would like to finish, and thank you for listening.

Anonymous Telia Employee: If we can get Anders onto the platform, we will be answering questions. Do we have a question?

Anonymous: How large a portion of the network is being used today. Is that possible to tell?

Eva Lindqvist: The network is certainly not used to its full capacity today, depending on where you look at it. When you look at stretches of fiber, naturally, there is more capacity than is immediately needed today. Our POPs, on the other hand, are more adapted to our customers’ needs today.

Anonymous: I was told that you were only using two per cent of certain stretches of the network. Is that true?

Eva Lindqvist: When we are talking about this kind of low percentage, we are talking about ducts, about the actual fibers in the ground. You lay down a considerable surplus of fibers while you are digging, since the extra cost of that is marginal.

Anonymous: But could you not say how much...that is, name a percentage, how much of the network is being used today?

Eva Lindqvist: You cannot use that kind of generalization, as it were, for the entire network. There are stretches where the degree of use is very low. Yes.

Anonymous: How many people in Sweden will be affected by this reduction in staff?

Eva Lindqvist: It has not been decided yet, but like I said, the reduction of staff will mainly take place abroad. We believe that since much of our business will be centralized back to Sweden, the staff in Sweden will be affected too, but we cannot give any exact numbers. We have not yet had the required negotiations with the trade unions.

Anonymous Telia Employee: Any further questions?

Anonymous: One thing, which is not clear to me, is that you said previously that you had to give up wholesale, and instead keep to the sale of raw capacity for low-grade services in order to make any profits at all. At the time, you talked almost exclusively about wholesale business. How are you going to turn a profit doing that? Did you fail with your strategy to build high-grade network services?

Eva Lindqvist: What we have established now, in a manner of speaking, is that it is our wholesale customers that are profitable, and that is where we can reach a position. Also, it is our experience from mixing wholesale business with final customer business, that they require different kinds of business logic, and that we consequently are trying to consolidate our business logic into wholesale.

Anonymous: But was it a mistake when you tried to raise Carrier to work more with high-grade services?

Eva Lindqvist: Rather, the market that we had anticipated was declining.

Anonymous: How is it, then, that you say there is money in wholesale, when you said half a year, a year ago, there are margins only in high-grade services? There is no money in selling wholesale services?

Eva Lindqvist: The strategy right now is to consolidate backwards to more profitable segments of the network, so to speak. What we said before concerned “the second strategy” that we had then. Now we talk about “the new strategy”. So we withdraw and consolidate to the more profitable segments that we have.

Anonymous Telia Employee: Okay, we have a question in the front.

Anonymous: Only so that I have got you right. Despite the action program, you do not count on profit until the market growth has gained momentum.

Anders: I can comment on that. Yes, we do. We count on getting this business profitable even if the market does not gain momentum. It depends on the fact that we have been conservative in our assumptions. But we do not want to schedule that today. We are satisfied to say that we can get it cash flow positive some time next year.

Anonymous: Does that demand anything special from the market, the market growth?

Anders: It presumes a rather moderate market growth.

Anonymous: What type of customers, and in what markets do you have profitable wholesale customers?

Eva Lindqvist: We can say that without going into detail. We have not yet discussed all things with our clients based on our press release. What we say is that we look for profitable segments of our wholly owned network.

Anonymous: But what kind of customers are they?

Eva Lindqvist: They are major clients. That is why we withdraw back to wholesale business. It is precisely with the major clients we can find profitability, where we have good confidence and products that suit them.

Anonymous Telia Employee: Any further questions?

Anonymous: I arrived a bit late so I may have missed it all, but why not Erik Heilborn who would gladly run this strategy? Does he not want to, is he not allowed, or is he not able to?

Anders: That is very simple. Erik will get a new managerial post in connection with the Telia-Sonera deal. Since we will carry out a new strategy, it is better to make a shift now than further on. We will make some of this known when we release the prospect and....

Anonymous: Was it definite that Erik would get a new managerial post before this was decided?

Anders: Yes, it was. That was in the plan. I will also say that we have had a very good cooperation with all those who know something about this business, and Erik lies in the highest degree behind this plan, which we present today and that Eva will carry out.

Anonymous: What is the logic behind moving the sales function to Sweden?

Eva Lindqvist: Partly, it is connected to what I mentioned before, that we will focus on large clients, with whom we have good relations today. Many of the large contracts have been made from Sweden due to the status and position Telia has with many of the large clients. Of course, there will be markets where a local presence, so to speak, is necessary, and in these places we will have a few local salesmen. But since we focus strongly on large clients, they still have an interest in communicating directly with the Head Office.

Anonymous: How does this fit with the Telia-Sonera merger? Is there a duplication? Will there be cutbacks because of the merger?

Anders: I can answer that question. Naturally, we have considered this when planning the merger with Sonera. What we do now, we do as Telia, and we consider it necessary and right. It will suit the merged company well, too.

Anonymous: But would there have been a duplication? Has Sonera exactly[...]?

Anders: Sonera has a completely different kind of Carrier-business than we have. First of all, it is profitable and more focused. You could say that it is closer to the direction, the strategy that we now chose for Telia’s business, but it is smaller. So I think that strategically they will suit each other perfectly.

Anonymous Telia Employee: Any more questions?

Anonymous: A short question. You say that cash flow will be positive some time during 2003. Does this mean that you are expecting the entire 2003 to have a positive cash flow?

Anders: We cannot promise that.

Anonymous: A moderate market growth, what is that? 0 to 10 or 10 to 20?

Eva Lindqvist: It is rather the level 0 to 10 that we are talking about. We try to take a more conservative approach today, in order not to picture the future but to consolidate our business while waiting for the market to get started.

Anders: On the whole, you can say that we want to make sure that what we have today, the profitable part of our business, is what we are building on. It is this part that we want to make profitable by taking these measures.

Anonymous: So this means that with today’s sales, you could, in principle, get a positive cash flow?

Anders: On the whole, yes

Eva Lindqvist: I want to stress that, naturally, a condition for positive cash flow is that restructuring costs have not been considered. They are excluded, so to speak. Just to make that clear.

Anonymous: Talking about restructuring costs, could you account for these 3,5 billions?

Eva Lindqvist: Big parts of it are included in real estate and in rent for technical facilities in different parts of Europe. Then there is redundancy that we have to consider, and we have to move back home and centralise a big administration and financial function.

Anonymous: Could you say anything about the distribution, cash flow effect, of the 3.5 billion? I assume that all of it is dependent on cash flow. How much of it will fall on the fourth quarters during 2002 and 2003, respectively?

Eva Lindqvist: We cannot discuss the distribution here. We are expecting the entire restructuring program to take effect during 2003. That is when the major effects will show.

Anonymous Telia Employee: Do you have a final question? All right, then we will do as we said before, any news...or electronic media will get five minutes, and then you will have time for private interviews. If you wish to interview Anders Igel, talk to Marianne Laurell in the far back, and if you wish to interview Eva Lindqvist, talk to Kåre, who is raising his hand.

You are welcome to it.

Forward-Looking Statements

This press release contains forward-looking statements regarding the timing of Telia’s exchange offer to Sonera’s shareholders and warrantholders. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This document is neither an offer to purchase nor a solicitaion of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the “SEC”). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention: External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.